IRK: TSX-V

IRKLF: PK (USA)

August 14, 2006

U.S. Securities and Exchange Commission

Gabrielle Malits

100 F Street, NE

WASHINGTON

D.C.,

20549-7010

Dear Gabrielle Malits

Re:

International KRL Resources Corp.- File No. 0-50902: Form 20-F For Fiscal Year Ended May 31, 2005 Filed on December 5, 2005

Here is the amendment to the Form 20-F for the fiscal year ended May 31, 2005. We request your agreement that other outstanding changes be made in the Form 20-F for the fiscal year ended May 31, 2006.

Further to your comments pertaining to the original filing, please find details of the changes made in the revised document. The numbered comments below correspond to the numbered comments referenced in the letter addressed to Seamus Young from the Securities and Exchange Commission on May 10, 2006.

Annual Report on Form 20-F

1. Cover page- Changed to indicate that this is an annual report and complies with the appropriate annual report disclosure requirements of the Form 20F.

Item 3 Key Information

2. Introductory Paragraph- the introductory paragraph now refers to the most recent five consecutive fiscal years.

3. Fiscal Year- the fiscal year end for International KRL Resources Corp. has not been changed and the correct year end of May 31 is now referred to in the introductory paragraph.

Item 5 Operating and Financial Review and Prospects

4. The discussion has been revised and now focuses on the three fiscal years covered by the financial statements currently included in the annual report on Form 20-F.

Critical Accounting Policies

5. The discussion of accounting for mineral property costs under US GAAP has been revised to fully reflect these standards. The discussion now reads “Under US GAAP, for exploration stage properties, all acquisition costs are capitalized in the period incurred subject to annual impairment assessment as set forth in SFAS 144 and EITF 04-03. Exploration costs are expensed in the period incurred.”

6. We have removed the out dated information. We are still in the process of updating the discussion to address the pronouncements in Canada and the United States that had not yet taken effect in the financial statements presented.

Item 15 Controls and Procedures

7. Item 15(a) -Management’s conclusion are based on their assessment “as of the end of the period covered by the annual report”.

8. Item 15(d) –The discussion has been revised to disclose that there were no changes to our internal controls over financial reporting.

Auditor’s Report

9. The Auditor’s Report was revised to indicate that the audits were conducted in accordance with the auditing standards of the PCAOB (United States).

Exhibits 12.1 and 12.2 Certifications

10. Certifications have been amended to comply with the requirements set forth at Exhibit 12 of Form 20-F.

We request your agreement that other outstanding changes and those outlined in the Engineering Comments, Business Overview, and Carswell Property, Saskatchewan- Uranium sections, be made in the Form 20-F for fiscal year ended May 31, 2006.

Please do not hesitate to call should you have further queries regarding this filing.

Sincerely

“Judith T. Mazvihwa”

“Seamus Young”

Judith T. Mazvihwa

 Seamus Young

1640 – 1066 West Hastings Street     Oceanic Plaza Box 12543 Vancouver, BC V6E 3X1